

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 15, 2011**

Commission file number 000-21783

8x8, Inc.

8X8, INC.
(Exact name of Registrant as Specified in its Charter)

Delaware	**77-0142404**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

810 West Maude Avenue
Sunnyvale, CA 94085
(Address of Principal Executive Offices)

(408) 727-1885
(Registrant's Telephone Number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This form 8-K/A is filed as an amendment to the Current Report on Form 8-K filed by 8x8, Inc. on September 20, 2011. This Amendment is being filed to include the financial statements of Contactual, Inc. and pro forma financial information listed below.

Item 9.01.   Financial Statements and Exhibits

(a) Financial Statements of Business Acquired.

    (1) The following audited consolidated financial statements of Contactual, Inc. are attached as Exhibit 99.1 to this Form 8-K/A:

        Consolidated Balance Sheets as of December 31, 2010 and 2009

        Consolidated Statements of Operations for the years ended December 31, 2010 and 2009

        Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2010 and 2009

        Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009

        Notes to the Consolidated Financial Statements

    (2) The following unaudited consolidated financial statements of Contactual, Inc. are attached as Exhibit 99.2 to this Form 8-K/A:

        Consolidated Balance Sheets as of June 30, 2011

        Consolidated Statements of Operations for the six months ended June 30, 2011

        Consolidated Statements of Stockholders' Equity (Deficit) for the six months ended June 30, 2011

        Consolidated Statements of Cash flows for the six months ended June 30, 2011

(b) Pro Forma Financial Information.

    The following pro forma financial information with respect to the acquisition of Contactual, Inc. is attached as Exhibit 99.3 to this Form 8-K/A:

        Unaudited Pro Forma Condensed Combined Consolidated Financial Information (Introduction)

        Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of June 30, 2011

        Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended March 31, 2011

        Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the three months ended June 30, 2011

        Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

(c) Exhibits.

Exhibit	Description
23.1	Consent of Independent Accountants.
99.1	Audited consolidated financial statements of Contactual, Inc. as of and for the years ended December 31, 2010 and 2009.
99.2	Unaudited consolidated financial statements of Contactual, Inc. as of and for the six months ended June 30, 2011.
99.3	Unaudited pro forma condensed combined consolidated financial information of 8x8, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 1, 2011

8X8, INC.

By: /s/ Daniel Weirich

Daniel Weirich
Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Independent Accountants.
99.1	Audited consolidated financial statements of Contactual, Inc. as of and for the years ended December 31, 2010 and 2009.
99.2	Unaudited consolidated financial statements of Contactual, Inc. as of and for the six months ended June 30, 2011.
99.3	Unaudited pro forma condensed combined consolidated financial information of 8x8, Inc.